=======================================================================================================================================

                                                  SECURITIES AND EXCHANGE COMMISSION

                                                         Washington D.C. 20549

                                                            _______________

                                                               FORM 6-K

                                                       REPORT OF FOREIGN ISSUER

                                                 PURSUANT TO RULE 13a-16 OR 15d-16 OF

                                                  THE SECURITIES EXCHANGE ACT OF 1934

                                    Date:   20 May 2004

                                                       NATIONAL GRID TRANSCO plc
                                                          (Registrant's Name)

                                                              1-3 Strand
                                                                London
                                                               WC2N 5EH
                                                         (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F                                   Form 40-F

Indicate by check mark whether the  registrant by furnishing  the  information  contained in this Form is also thereby  furnishing  the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

                  Yes                                         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                                               SIGNATURE

         Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                     NATIONAL GRID TRANSCO plc

                                                     s/ David C. Forward

                                                     By:_________________________
                                                     Name: David C Forward
                                                     Title: Assistant Secretary

Date: 20 May 2004

                                                           ANNEX 1 - SUMMARY

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington D.C. 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                  Announcement sent to the London Stock Exchange on 20 May 2004:

                                    National Grid Transco plc ('NGT')
                                    1-3 Strand
                                    London
                                    WC2N 5EH
                                    United Kingdom

---------------------------------------------------------------------------------------------------------------------------------------

Announcement:

'National Grid Transco plc
-Results for the year ended 31 March 2004'

20 May 2004
                                                       National Grid Transco plc
                                               Results for the year ended 31 March 2004

                                          Strong growth - underlying earnings per share up 23%

|X|      underlying profit before tax up 14% to 1,416 million pounds
|X|      delivery of substantial cost savings
|X|      strong underlying cashflow from operations of 3.1 billion pounds
|X|      net debt down to 12.6 billion pounds
|X|      recommended dividend for year up 15%; 7% pa growth targeted until March 2008

-------------------------------------------------------------------------------------------------------------------------------
Financial highlights                                                Years ended 31 March

million pounds                                                      2004                     2003                  % Change

Business results *
----------------------------------------------------                   2,238                      2,185                       2
   Underlying operating profit
----------------------------------------------------
   Underlying pre-tax profit                                           1,416                      1,246                      14
   Underlying earnings                                                 1,064                        870                      22
   Underlying earnings per share                                       34.7p                      28.3p                      23

----------------------------------------------------
Statutory results
   Operating profit                                                    1,862                      1,736                       7
   Pre-tax profit                                                      1,362                        667                     104
   Earnings                                                            1,099                        391                     181
   Earnings per share                                                  35.8p                      12.7p                     182

----------------------------------------------------                  19.78p                     17.20p                      15
Dividend per share

Net debt (at 31 March)                                                12,632                     13,878                     (9)

----------------------------------------------------- ----------------------- ------------------------- -----------------------

---------------------------------------------------------------------------------------------------------------------------------------
* "Business results"  represent the primary measures used by management and are presented before goodwill  amortisation and exceptional items.  Management  believes that  exclusion of these items  provides a better  comparison of results.  Unless  otherwise  stated,  all financial  commentaries  in  this  Announcement  are on a  "business  results  basis"  and are  preceded  by the  prefix  "underlying".
Reconciliations  of these  measures to statutory  measures are  provided in the Group  Profit and Loss  Account,  notes 5a and 5b and the
Group Cash Flow Statement.  Further detail is provided on our website (www.ngtgroup.com).

Expenditure  on the  replacement  of UK gas mains  ("repex") of 388m pounds in the year (405m pounds last year) is fully  expensed  for  accounting purposes and is tax deductible.  However, for regulatory purposes,  half the costs are recovered in current revenues and half are added to the  regulatory  asset base.  The effect of removing  half of the repex,  net of tax,  from  earnings is  equivalent  to  increasing earnings per share by 4.4p and 4.6p for each of the annual results shown above, respectively.

Sir John Parker, Chairman, said:

"These excellent  results  demonstrate the successful  delivery of our strategy and the quality of our operational  performance in both the UK and US. We are delighted to deliver over 1 billion pounds in earnings for the first time.

"Our strong  financial  performance  has been matched by our  endeavours  to operate our business in a  responsible  manner and we were pleased to be ranked 1st in Business in the Community's 2003 Corporate Responsibility Index.

"Safety and network  reliability  are, as always,  top  priorities,  and we have  invested over 1.8 billion pounds this year in our networks.
We have achieved  further  reductions in safety  incidents across the Group,  whilst  maintaining high standards of service.  The power cuts in London and the West Midlands last summer, which we very much regret, are isolated exceptions to an excellent  performance,  and we are  continuing  to work with Ofgem on their  investigation.  Despite  these  events,  our UK  electricity  reliability  performance remains at world class levels - delivering 99.9997% of the energy demanded during the year.

"The sales  process for five of our gas  distribution  networks is  proceeding  well and we expect final bids this  summer.  As we made clear from the outset, we will sell no more than four networks and will only proceed if those sales maximise value.

"Our financial  strength,  as  demonstrated  by these results,  combined with our confidence in the future  prospects of our businesses enable the Board to  recommend a 15%  increase in the  dividend  this year and to target 7% per annum  dividend  growth for each of the next four years to March 2008."

NATIONAL GRID TRANSCO plc

Turnover from continuing activities was broadly unchanged at 8.9 billion pounds.

Underlying  operating  profits  rose by 2% from  2,185m pounds to 2,238m pounds,  equivalent  to 4% at constant  USD/GBP  exchange  rates.  We have delivered  significant  reductions in controllable costs,  improved the performance of Gridcom,  and benefited from exiting a number of non-core  businesses.  A particularly  strong operating  performance and increased revenues in UK gas distribution more than offset the adverse  impact of year to year weather  patterns in the US,  increased UK pensions  costs,  and lower  profits from the recovery of US stranded costs.

Underlying net interest expense was 822m pounds, down from 939m pounds last year.

Underlying  operating  profit interest cover was 2.7 times,  compared to 2.3 times last year.  Interest  cover,  based on our statutory results was 2.7 times, compared to 1.7 times last year.

Underlying profit before tax was up 14% from 1,246m pounds to 1,416m pounds.

The tax charge on underlying profit for the year was 350m pounds, representing an effective tax rate of 25%.

Underlying earnings were 1,064m pounds, up from 870m pounds last year. Underlying earnings per share were up 23% to 34.7p from 28.3p last year.

Expenditure  on the  replacement  of old  metallic  gas mains in the UK  ("repex")  totalled  388m pounds in the year (405m pounds last year).  For regulatory  purposes,  half the costs are recovered in current  revenues and half are added to the regulatory  asset base upon which we earn an allowed  return.  However,  for  accounting  purposes  repex is fully  expensed and is tax  deductible.  In 2004, the effect of removing half of the repex, net of tax, from earnings is equivalent to increasing earnings per share by 4.4p.

Our businesses  remain  strongly cash  generative,  with  underlying  cashflow from  operations for the year broadly  unchanged at 3.1 billion pounds.

Capital expenditure on continuing  operations,  including capitalised  interest,  was maintained at 1.5 billion pounds and included 136m pounds for investments in our Isle of Grain LNG and Basslink projects.

There were net exceptional gains (including both operating and non-operating exceptional items) totalling 45m pounds before tax, comprising:

o        A credit of 226m pounds (before and after tax)  representing  the  realisation  of a deferred gain on Energis  shares held to redeem the EPIC bond;
o        Gains on sales of property and other tangible fixed assets of 96m pounds (before and after tax);
o        Restructuring  costs of 249m pounds  (170m pounds after  tax),  including  100m pounds  for US  distribution  and  transmission,  101m pounds for UK distribution, 14m pounds for UK transmission, and 34m pounds for other businesses; and
o        Recognition of additional UK environmental costs of 28m pounds (before and after tax).

After exceptional gains and goodwill amortisation, basic earnings per share were 35.8p, up from 12.7p last year.

Group net debt was 12.6  billion pounds at 31 March  2004,  down  1.2  billion pounds from last  year,  with the weaker US dollar and EPIC bond redemption contributing 0.7 billion pounds and 0.2 billion pounds respectively to the overall decrease.

REVIEW OF OPERATIONS

We have delivered  our  previously  promised  merger  savings and each of our  businesses  has  delivered  improvements  in  operating efficiency, together resulting in substantial cost savings across the Group compared to last year.

The quality of our earnings is  underpinned  by the length and  stability  of  regulatory  frameworks  in the US and the UK. In the UK, there  have  been a number of recent  positive  developments.  Ofgem  has  confirmed  that  where  additional  capital  expenditure  is demonstrated to be efficiently  incurred during the course of a price control period,  this will be added to the regulatory  asset base and be  considered  for a  retroactive  return  allowance.  In addition,  Ofgem is moving to a rolling  5-year cost savings  mechanism, aligning the gas and electricity transmission price control reviews in 2007, and moving the gas distribution review to 2008.

UK GAS DISTRIBUTION

Underlying  operating  profits from UK gas  distribution  increased from 554m pounds to 729m pounds,  primarily as a result of a 103m pounds reduction in controllable costs and an 84m pounds increase in revenues, somewhat offset by a 23m pounds increase in pension deficit accounting charges.

Over the past two years,  the level of  controllable  costs within the  business has been reduced by 20% in real terms,  more than half way to our targeted reduction.

The sales process for five of our gas distribution  networks is proceeding well and we expect final bids this summer.  As we made clear from the outset, we will sell no more than four of our networks and will only proceed if those sales maximise value.

ELECTRICITY AND GAS TRANSMISSION

Underlying operating profit from UK electricity and gas transmission was 769m pounds compared to 820m pounds last year.

We had strong  performance  from the UK  transmission  business during the year and reduced  controllable  costs by 4% in real terms in line with our targets.  The strength of our  performance,  however,  was masked by the  implementation  of a charging  reform (known as
"Plugs")  which  reduced  underlying  operating  profit by 22m pounds.  This charge will be more than offset by increased  operating  profits arising from Plugs in future years. In addition,  we incurred an increased  depreciation  charge of 27m pounds.  Despite  tougher  regulatory targets in both the electricity and the gas system operator (SO) incentive  schemes,  we delivered  operating profits of 52m pounds (down 8m pounds from last year) from these.

In the US, our  transmission  business  delivered  underlying  operating  profits of 133m pounds compared to 128m pounds last year,  with  one-off benefits more than offsetting the impact of a weaker US dollar.

GridAmerica,  the first multi-system  independent transmission company in the US, added the operations of Ameren on 1 May 2004 to those already managed for FirstEnergy and Northern Indiana Public Service Company,  having received regulatory approvals in March.  Together, these assets  comprise  over 14,000 miles of  transmission  lines,  serving an area almost as large as England and Wales.  In addition, the FERC continues to take steps to encourage  participation in Regional  Transmission  Organisations  (RTOs) and has recently approved key elements of the New England RTO filing that we made last autumn.

US ELECTRICITY AND GAS DISTRIBUTION

Underlying  operating  profit from US electricity  and gas  distribution  (excluding  stranded cost recovery) was 363m pounds this year, down from 401m pounds last year.

Weather  adjusted  electricity  distribution  volumes  were up 0.8%  (including  a 4.6%  increase  in the  important  domestic  sales), contributing 22m pounds to underlying  operating  profit,  and controllable  costs were reduced by a further 12m pounds.  Offsetting these benefits were the continued  weakness of the dollar (20m pounds),  a return to more normal weather (27m pounds) and the adverse impact of bad debt (9m pounds) and other one off items (16m pounds).

Savings from the  integration  of our  operations in New York and New England  continue to be delivered in line with our targets.  Over the past two years,  we have  reduced  controllable  costs by 10% in real  terms.  Monthly  costs as at March  2004 were  running at an annualised reduction of 15%.

As expected,  underlying operating profit from US stranded cost recovery declined from 170m pounds to 134m pounds,  including a 8m pounds decrease due to the weaker dollar.

OTHER BUSINESSES

Across our other businesses, underlying operating profit for the year was 110m pounds as compared to 112m pounds last year.

Gridcom has cut its costs in the UK while growing revenues in both the UK and US allowing it to deliver  underlying  operating  profits of 6m pounds, a 29m pounds  improvement on last year. The continued  rapid  expansion of the mobile  telecoms  industry  should create  significant opportunities for growth.

Our metering  business  delivered  underlying  operating  profits of 81m pounds, down 24m pounds from last year. The key variances were an increase in the  depreciation  charge and start-up losses relating to our competitive  metering  business.  Looking ahead, we have  successfully secured long-term  contracts  including a new pricing structure with gas suppliers,  covering  substantially all of Transco's  domestic meters, to secure a long-term revenue stream.

Last year, we had the benefit of the 10m pounds pension credit and an 8m pounds greater  contribution from our electricity  joint ventures.  Losses at Fulcrum connections were 13m pounds greater than in the previous year.  Discontinued  businesses,  including  discontinued joint ventures, had no impact on underlying operating profits, after a loss of 46m pounds in the previous year.

We  continue  to make good  progress  on  construction  of our LNG import  terminal  at the Isle of Grain and the  Basslink  project in
Australia.  As at 31 March 2004, we had invested  almost half of our 410m pounds  investment  programme for these  projects  which provide us with new growth opportunities in the area of infrastructure development.  We expect to complete these projects during 2005.

PENSIONS

As announced at our half-year  results,  the actuarial  valuation of the Lattice  Group  Pension  Scheme as at 31 March 2003,  covering current and former UK gas employees and other former Lattice  businesses (the "Lattice  Scheme"),  has been  completed.  This valuation resulted in an actuarial  deficit of 879m pounds before tax (615m pounds after tax).  Going  forward,  annual  assessments  of this scheme will be carried out. It has been agreed that funding of this deficit will be deferred  until the results of the 2007  actuarial  valuation  are known.  Meanwhile,  the Company's  cash  contributions  for the ongoing cost of the Lattice Scheme are being made at a rate of some 22%
of pensionable payroll.

A new SSAP 24 actuarial valuation for the Lattice Scheme resulted in a SSAP 24 charge of 144m pounds, compared to 70m pounds last year.

FRS 17 has not yet been  implemented  and the 2004  accounts  have been  prepared  under SSAP 24. At 31 March 2004,  the FRS 17 deficit
(net of deferred tax) in respect of all our Group pension schemes was 1,563m pounds, down from 2,262m pounds at 31 March 2003.

MANAGEMENT CHANGES

As previously  announced,  Rick Sergel will retire as Group  Director,  US  Distribution at our Annual General Meeting on 26 July 2004.
Michael  Jesanis,  currently Chief Operating  Officer of our US distribution  business,  will then join the NGT Board and assume Rick's responsibilities.

OUTLOOK AND DIVIDEND POLICY

With our businesses performing well, we are confident of the future prospects for the Group.

This  confidence and the Group's solid  financial  position  reflected in these results allows the Board to recommend a 15% increase in the full year  dividend to 19.78p per ordinary  share and to target an increase in dividends per ordinary  share  expressed in sterling of 7% in each financial year to 31 March 2008. A final  dividend of 11.87p per ordinary  share ($1.0500 per American  Depositary  Share
(ADS)) will be paid on 23 August 2004 to shareholders on the register on 4 June 2004.

                                                            CONTACT DETAILS

National Grid Transco:

Investors
Marcy Reed/Alexandra Morton                   +44 (0)20 7004 3170             +44 (0)7768 490807/+44 (0)7768 554879(m)
Terry McCormick                               +44 (0)20 7004 3171             +44 (0)7768 045139(m)
Louise Clamp                                  +44 (0)20 7004 3172             +44 (0)7768 555641(m)
Bob Seega (US)                                +1 508 389 2598

Media
Clive Hawkins                                 +44 (0)20 7004 3147             +44 (0) 7836 357173

Citigate Dewe Rogerson                        +44 (0)20 7638 9571
Anthony Carlisle                              +44 (0)7973 611888(m)

An analyst presentation will be held at Cazenove, 20 Moorgate, London EC2R 6DA at 8:45 am (UK time) today.

Live telephone coverage of analyst presentation - password National Grid Transco

Dial in number                                                     +44 (0)20 7081 9429
US call in number                                                  +1 800 897 3158

Telephone replay of the analyst presentation (available until 3 June 2004)

Dial in number                                                     +44 (0)20 7081 9440
Account number                                                     869448
Recording number                                                   6542831

Live webcast of presentation will also be available at www.ngtgroup.com

Photographs are available on www.newscast.co.uk

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the US and UK businesses acquired by or merged with
National Grid Transco or to continue to realise the expected synergies from such integrations, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid Transco's pension schemes and the regulatory treatment of pension costs, the impact of any potential separation and disposal by National Grid Transco of any UK gas distribution network(s) and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid Transco.  For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial
Review" sections in its most recent annual report on Form 20-F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid Transco does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

GROUP PROFIT AND LOSS ACCOUNT FOR THE YEARS ENDED 31 MARCH                                              2004             2003
                                                                                  Notes                (GBP)m          (GBP)m
                                                                                                ============     ============
Group turnover - continuing operations                                              2a                 8,875            8,833
Group turnover - discontinued operations                                            2a                   158              567
                                                                                                ------------     ------------
Group turnover                                                                                         9,033            9,400

Operating costs                                                                                      (7,178)          (7,788)
                                                                                                ------------     ------------
Operating profit of Group undertakings - continuing operations                      2c                 1,855            1,806
Operating loss of Group undertakings - discontinued operations                      2c                     -            (194)
                                                                                                ------------     ------------
                                                                                                       1,855            1,612
                                                                                                ------------     ------------
Share of joint ventures' operating profit - continuing operations                   2c                     7               15
Share of joint ventures' and associate's operating profit - discontinued
operations                                                                          2c                     -              109
                                                                                                ------------     ------------
                                                                                                           7              124
Operating profit                                                                                ------------     ------------
- Before exceptional items and goodwill amortisation                                2b                 2,238            2,185
- Exceptional items                                                                 3a                 (277)            (347)
- Goodwill amortisation                                                                                 (99)            (102)
                                                                                                ------------     ------------
Total operating profit                                                                                 1,862            1,736

Non-operating exceptional items                                                     3b                   322             (99)
Net interest
- Excluding exceptional items                                                       4                  (822)            (939)
- Exceptional items                                                                 4                      -             (31)
                                                                                                ------------     ------------
                                                                                                       (822)            (970)
Profit on ordinary activities before taxation                                                   ------------     ------------
- Before exceptional items and goodwill amortisation                                                   1,416            1,246
- Exceptional items and goodwill amortisation                                                           (54)            (579)
                                                                                                ------------     ------------
                                                                                                       1,362              667
Taxation
- Excluding exceptional items                                                                          (350)            (373)
- Exceptional items                                                                 3d                    89              128
                                                                                                ------------     ------------
                                                                                                       (261)            (245)
                                                                                                ------------     ------------
Profit on ordinary activities after taxation                                                           1,101              422
Minority interests
- Excluding exceptional items                                                                            (2)              (3)
- Exceptional items                                                                 3e                     -             (28)
                                                                                                ------------     ------------
                                                                                                         (2)             (31)
Profit for the year                                                                             ------------     ------------
- Before exceptional items and goodwill amortisation                                                   1,064              870
- Exceptional items and goodwill amortisation                                                             35            (479)
                                                                                                ------------     ------------
                                                                                                       1,099              391
Dividends                                                                           6                  (609)            (530)
                                                                                                ------------     ------------
Profit/(loss) transferred to/(from) profit and loss account reserve                                      490            (139)
                                                                                                ============     ============

EARNINGS AND DIVIDENDS PER ORDINARY SHARE
FOR THE YEAR ENDED 31 MARCH                                                                             2004             2003

                                                                                  Notes                Pence            Pence
                                                                                                 ===========      ===========
Basic (including exceptional items and goodwill amortisation)                       5a                  35.8             12.7
Adjusted basic (excluding exceptional items and goodwill amortisation)              5a                  34.7             28.3
                                                                                                 ===========      ===========
Dividends per ordinary share                                                        6                  19.78            17.20
                                                                                                 ===========      ===========

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEARS ENDED 31 MARCH                                                                            2004             2003
                                                                                                       (GBP)m            (GBP)m
                                                                                                ============     ============
Profit for the year                                                                                    1,099              391
Exchange adjustments                                                                                   (417)            (322)
Tax on exchange adjustments                                                                             (12)               12
Unrealised gain on transfer of fixed assets to a joint venture (net of tax)                                -                6
                                                                                                ------------     ------------
Total recognised gains and losses                                                                        670               87
                                                                                                ============     ============

GROUP BALANCE SHEET AT 31 MARCH                                                                         2004             2003
                                                                                                                   (restated)
                                                                                                       (GBP)m           (GBP)m
                                                                                                ============     ============
Fixed assets
Intangible assets                                                                                      1,537            1,893
Tangible assets                                                                                       16,706           16,847
Investments in joint ventures                                                                             19               44
Other investments                                                                                        132              170
                                                                                                -------------     ------------
                                                                                                      18,394           18,954
                                                                                                -------------     ------------

Current assets
Stocks                                                                                                    91              126
Debtors (amounts falling due within one year)                                                          1,588            1,811
Debtors (amounts falling due after more than one year)                                                 2,708            3,395
Assets held for exchange                                                                                   -               17
Cash and investments                                                                                     616              601
                                                                                                -------------     -----------
                                                                                                       5,003            5,950
Creditors (amounts falling due within one year)                                                      (4,513)          (5,046)
                                                                                                -------------     -----------
Net current assets                                                                                       490              904
                                                                                                -------------     ------------
Total assets less current liabilities                                                                 18,884           19,858
Creditors (amounts falling due after more than one year)                                            (13,464)         (14,255)
Provisions for liabilities and charges                                                               (4,157)          (4,406)
                                                                                                -------------     -----------
Net assets employed                                                                                    1,263            1,197
                                                                                                ============     ============

Capital and reserves
Called up share capital                                                                                  309              308
Share premium account                                                                                  1,280            1,247
Other reserves                                                                                       (5,131)          (5,131)
Profit and loss account                                                                                4,755            4,689
                                                                                                ------------     ------------
Equity shareholders' funds                                                                             1,213            1,113
Minority interests                                                                                        50               84
                                                                                                ------------     ------------
Total shareholders' funds                                                                              1,263            1,197
                                                                                                ============     ============

Net debt included above                                                                               12,632           13,878
                                                                                                ------------     ------------

GROUP CASH FLOW STATEMENT FOR THE YEARS ENDED 31 MARCH                                                  2004             2003
                                                                                  Notes                (GBP)m            (GBP)m
                                                                                                ============     ============
Net cash inflow from operating activities before exceptional items                  7                  3,058            3,154
Expenditure relating to exceptional items                                                              (248)            (328)
                                                                                                ------------     ------------
Net cash inflow from operating activities                                                              2,810            2,826

Dividends from joint ventures                                                                              8               11

Net cash outflow for returns on investments and servicing of finance                                   (692)            (912)

Taxation
Net corporate tax paid                                                                                  (18)            (112)

Capital expenditure and financial investment
Net payments to acquire intangible and tangible fixed assets                                         (1,400)          (1,518)
Receipts from disposals of tangible fixed assets                                                         146              111
                                                                                                ------------     ------------
Net cash outflow for capital expenditure and financial investment                                    (1,254)          (1,407)

Acquisitions and disposals
Payments to acquire investments                                                                         (26)            (165)
Receipts from disposals of investments                                                                    33              328
                                                                                                ------------     ------------
Net cash inflow from acquisitions and disposals                                                            7              163

Equity dividends paid                                                                                  (560)            (571)
                                                                                                ------------     ------------
Net cash inflow/(outflow) before the management of
liquid resources and financing                                                                           301              (2)

Management of liquid resources
Decrease in short-term deposits                                                     8                   (48)            (138)
                                                                                                ------------     ------------
Net cash outflow for the management of liquid resources                                                 (48)            (138)

Financing
Issue of ordinary shares                                                                                  38                4
Payments to repurchase ordinary shares                                                                     -             (97)
Termination of cross-currency swaps                                                 8                    148                -
(Decrease)/increase in borrowings                                                   8                  (426)              267
                                                                                                ------------     ------------
Net cash (outflow)/inflow (for)/from financing                                                         (240)              174
                                                                                                ------------     ------------
Movement in cash and overdrafts                                                     8                     13               34
                                                                                                ============     ============

NOTES TO THE ACCOUNTS

1. Basis of preparation

The financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985, has been derived from the statutory accounts for the year ended 31 March 2004, which will be filed with the
Registrar of Companies in due course. The auditors report on these accounts is unqualified and did not contain a statement under
Section 237(2) or (3) of the Companies Act 1985.

New accounting standards

During the year the company has adopted UITF 38 "Accounting for ESOP trusts". The adoption of the standard constitutes a change in accounting policy and therefore the impact has been reflected as a prior year adjustment in accordance with FRS 3. The effect of the adoption of the standard is as follows:

Adoption of UITF 38

At 31 March 2003, the Group reported 39m pounds of own shares within fixed asset investments. On adoption of UITF 38, the own shares have been moved out of fixed asset investments and into the profit and loss reserve. The adoption has therefore resulted in a decrease in net assets of 34m pounds at 31 March 2004 and 39m pounds at 31 March 2003.

Change in composition of segments

The segmental disclosures for the year ended 31 March 2003 have been restated to reflect the current management responsibilities. The change in segment composition is described in note 2.

This preliminary results announcement was approved by the Board of Directors on 19 May 2004.

2.  Segmental analysis

Segmental information is presented in accordance with the management responsibilities and economic characteristics of the Group's business activities. Management responsibilities changed during the year ended 31 March 2004, and as a result segmental reporting has been aligned to reflect these changes in responsibilities, resulting in a restatement of segmental results for the year ended 31
March 2003. The principal effect of this is to reclassify the results of the UK Interconnectors and LNG Storage businesses from "UK electricity and gas transmission" to "Other activities".

a)       Group turnover

Years ended 31 March                                                                                    2004             2003
                                                                                                                   (restated)
                                                                                                       (GBP)m           (GBP)m                                                                                                ============     ============
Continuing operations
UK gas distribution                                                                                    2,245            2,089
UK electricity and gas transmission                                                                    1,867            1,893
US electricity transmission                                                                              318              407
US electricity distribution                                                                            3,537            3,446
US gas distribution                                                                                      464              446
Other activities                                                                                         906              922
Sales between businesses                                                                               (462)            (370)
                                                                                                ------------     ------------

Discontinued operations                                                                                  158              586
Sales between businesses                                                                                   -             (19)
                                                                                                ------------     ------------
                                                                                                         158              567
                                                                                                ------------     ------------
                                                                                                       9,033            9,400
                                                                                                ============     ============

UK                                                                                                     4,736            5,096
US                                                                                                     4,297            4,304
                                                                                                ------------     ------------
                                                                                                       9,033            9,400
                                                                                                ============     ============

2.  Segmental analysis (continued)

b)       Operating profit - before exceptional items and goodwill amortisation

Years ended 31 March                                                                                    2004             2003
                                                                                                                   (restated)
                                                                                                     (GBP)m            (GBP)m
                                                                                                ============     ============
Group undertakings - continuing operations
UK gas distribution                                                                                      729              554
UK electricity and gas transmission                                                                      769              820
US electricity transmission                                                                              133              128
US electricity distribution                                                                              449              513
US gas distribution                                                                                       48               58
Other activities                                                                                         103              143
                                                                                                ------------     ------------

Discontinued operations                                                                                    -             (26)
                                                                                                ------------     ------------
Operating profit of Group undertakings                                                                 2,231            2,190
                                                                                                ------------     ------------

Joint ventures -
Continuing operations                                                                                      7               15
Discontinued operations                                                                                    -             (20)
                                                                                                ------------     ------------
Operating profit/(loss) of joint ventures                                                                  7              (5)
                                                                                                ------------     ------------
                                                                                                       2,238            2,185
                                                                                                ============     ============

UK                                                                                                     1,600            1,481
US                                                                                                       632              704
Latin America                                                                                              -              (7)
Rest of the World                                                                                          6                7
                                                                                                ------------     ------------
                                                                                                       2,238            2,185
                                                                                                ============     ============

2.  Segmental analysis (continued)

c)  Operating profit - after exceptional items and goodwill amortisation

Years ended 31 March                                                                                    2004             2003
                                                                                                                   (restated)
                                                                                                       (GBP)m          (GBP)m
                                                                                                ============     ============
Group undertakings - continuing operations
UK gas distribution                                                                                      640              443
UK electricity and gas transmission                                                                      755              774
US electricity transmission                                                                              105              103
US electricity distribution                                                                              294              413
US gas distribution                                                                                       37               49
Other activities                                                                                          24               24
                                                                                                ------------     ------------

Discontinued operations                                                                                    -            (194)
                                                                                                ------------     ------------
Operating profit of Group undertakings                                                                 1,855            1,612
                                                                                                ------------     ------------

Joint ventures -
Continuing operations                                                                                      7               15
Discontinued operations                                                                                    -              109
                                                                                                ------------     ------------
Operating profit of joint ventures                                                                         7              124
                                                                                                ------------     ------------
                                                                                                       1,862            1,736
                                                                                                ============     ============

UK                                                                                                     1,440            1,051
US                                                                                                       416              549
Latin America                                                                                              -              128
Rest of the World                                                                                          6                8
                                                                                                ------------     ------------
                                                                                                       1,862            1,736
                                                                                                ============     ============

3. Exceptional items

a)  Operating

Years ended 31 March                                                                                    2004             2003
                                                                                                       (GBP)m            (GBP)m
                                                                                                ============     ============
Continuing operations
Restructuring costs (i)                                                                                  249              203
Environmental provision (ii)                                                                              28                -
Merger costs (iii)                                                                                         -              105
                                                                                                ------------     ------------
                                                                                                         277              308
                                                                                                ------------     ------------
Discontinued operations
Restructuring costs (i)                                                                                    -                6
Impairment of investments in joint ventures and associate (iv)                                             -            (135)
Impairment of business (v)                                                                                 -              168
                                                                                                ------------     ------------
                                                                                                           -               39
                                                                                                ------------     ------------
Total operating exceptional items                                                                        277              347
                                                                                                ============     ============

i)       The 2004 restructuring costs consist of 24m pounds of costs associated with the proposed disposal of UK-based distribution networks and other charges of 225m pounds.  The other charges primarily relate to planned cost reduction programmes in the UK and US businesses.  The 2003 charges primarily relate to costs incurred in reorganisations in the UK and US businesses (2004: 170m pounds after tax; 2003: 165m pounds after tax).
ii)      Following completion of site investigations in the UK, the environmental obligations in respect of those sites have been adjusted resulting in the recognition of an additional charge of 28m pounds (28m pounds after tax).
iii)     Represents employee and property costs associated with the Merger in 2003 of National Grid and Lattice (76m pounds after tax).
iv)      The 2003 credits relate to Intelig and other telecoms joint ventures (155m pounds after tax). The exceptional credits arising in
    2003 substantially represent the reversal of the Group's share of retained losses incurred by these joint ventures during the period from 1 April 2002 to the date of disposal or the date that equity accounting ceased. 129m pounds of the pre-tax exceptional credits have been reflected in "Share of joint ventures' and associate's operating profit/(loss) - discontinued operations".
v)       In 2003, following a review of the carrying value of certain of the Group's telecoms assets, the Group incurred impairment charges that resulted in the write-down of those assets to their estimated recoverable amounts and the recognition of other related costs (143m pounds after tax).

b)  Non-operating

Years ended 31 March                                                                                    2004             2003
                                                                                                      (GBP)m            (GBP)m
                                                                                                ============     ============
Continuing operations
Profit on disposal of tangible fixed assets (vi)                                                        (96)             (48)
Merger costs (vii)                                                                                         -               79
                                                                                                ------------     ------------
                                                                                                        (96)               31
                                                                                                ------------     ------------
Discontinued operations
Gain on assets held for exchange (viii)                                                                (226)                -
Loss on sale or termination of operations (ix)                                                             -               68
                                                                                                ------------     ------------
                                                                                                       (226)               68
                                                                                                ------------     ------------
Total non-operating exceptional items                                                                  (322)               99
                                                                                                ============     ============

vi)      The after tax profit on disposal of tangible fixed assets was 96m pounds (2003: 50m pounds).
vii)     The after tax transaction cost of the Merger between National Grid and Lattice in 2003 was 71m pounds.
viii)    The gain on assets held for exchange relates to the profit recognised on Energis shares delivered to Equity Plus Income
    Convertible Securities (EPICs) bondholders on 6 May 2003 in settlement of all EPICs outstanding at that date that had a carrying value of 243m pounds. This transaction represents the culmination of a deferred sale arrangement entered into in February 1999. The after tax gain on assets held for exchange was 226m pounds.
ix)      The charges for 2003 relate to losses on the sale of The Leasing Group 45m pounds and loss on closure of 186k of 23m pounds. The after tax loss relating to the 2003 sale and closure amounted to 68m pounds.

3. Exceptional items (continued)

c)  Financing costs

For 2003, the exceptional net interest cost of 31m pounds (31m pounds after tax) relates to the Group's share of foreign exchange losses incurred on foreign currency borrowings by joint ventures amounting to 98m pounds, partially offset by the Group's share of a gain on net monetary liabilities of 67m pounds.  The gain on the net monetary liabilities related to Citelec, a joint venture operating in Argentina, and reflected the net gain arising on net monetary liabilities that were financing the operation in a hyper-inflationary economy.

d) Taxation

The exceptional tax credit for 2004 of 89m pounds includes a net credit amounting to 10m pounds relating to investments disposed of in prior periods.

e)  Minority interests

The 2003 exceptional minority interest charge of 28m pounds related to the Group's share of the minority interest in the after taxation exceptional items of Citelec, a joint venture, and primarily reflected the minority interest's share of the gain on net monetary liabilities referred to in note 3(c).

4. Net interest

Years ended 31 March                                                                                    2004             2003
                                                                                                      (GBP)m            (GBP)m
                                                                                                ============     ============
Interest payable and similar charges                                                                     920              981
Unwinding of discount on provisions                                                                       11               13
Interest capitalised                                                                                    (55)             (28)
                                                                                                ------------     ------------
Interest payable and similar charges net of interest capitalised                                         876              966
Interest receivable and similar income                                                                  (58)             (55)
                                                                                                ------------     ------------
                                                                                                         818              911
Joint ventures (2003 includes exceptional net interest of 31m pounds net of interest
capitalised 1m pounds)                                                                                     4               59
                                                                                                ------------     ------------
                                                                                                         822              970
                                                                                                ============     ============

Comprising:
Net interest, excluding exceptional net interest                                                         822              939
Exceptional net interest (note 3(c))                                                                       -               31
                                                                                                ------------     ------------
Net interest, including exceptional net interest                                                         822              970
                                                                                                ============     ============

5. Earnings per share and adjusted profit on ordinary activities before taxation

a) Earnings per share

                                                                                          Year ended 31 March 2004
                                                                                                                     Weighted
                                                                                       Earnings         Profit        average
                                                                                            per        for the         number
                                                                                          share           year      of shares
                                                                                          pence          (GBP)m        million
                                                                                    ===========    ===========    ===========
Basic, including exceptional items and goodwill amortisation                               35.8         1,099           3,070
Exceptional operating items (note 3(a))                                                     9.0            277              -
Exceptional non-operating items (note 3(b))                                              (10.4)          (322)              -
Exceptional tax credit (note 3(d))                                                        (2.9)           (89)              -
Goodwill amortisation                                                                       3.2             99              -
                                                                                   ------------   ------------   ------------
Adjusted basic, excluding exceptional items and goodwill amortisation                      34.7          1,064          3,070
Dilutive impact of employee share options                                                 (0.1)              -              7
                                                                                   ------------   ------------   ------------
Adjusted diluted, excluding exceptional items and goodwill amortisation                    34.6          1,064          3,077
Exceptional operating items (note 3(a))                                                   (9.0)          (277)              -
Exceptional non-operating items (note 3(b))                                                10.4            322              -
Exceptional tax credit (note 3(d))                                                          2.9             89              -
Goodwill amortisation                                                                     (3.2)           (99)              -
                                                                                   ------------   ------------   ------------
Diluted, including exceptional items and goodwill amortisation                             35.7          1,099          3,077
                                                                                    ===========    ===========    ===========

                                                                                          Year ended 31 March 2003
                                                                                                                     Weighted
                                                                                       Earnings         Profit        average
                                                                                            per        for the         number
                                                                                          share           year      of shares
                                                                                          pence         (GBP)m        million
                                                                                    ===========    ===========    ===========
Basic, including exceptional items and goodwill amortisation                               12.7            391          3,078
Exceptional operating items (note 3(a))                                                    11.3            347              -
Exceptional non-operating items (note 3(b))                                                 3.2             99              -
Exceptional financing charge (note 3(c))                                                    1.0             31              -
Exceptional tax credit (note 3(d))                                                        (4.1)          (128)              -
Exceptional minority interest (note 3(e))                                                   0.9             28              -
Goodwill amortisation                                                                       3.3            102              -
                                                                                   ------------   ------------   ------------
Adjusted basic, excluding exceptional items and goodwill amortisation                      28.3            870          3,078
Dilutive impact of employee share options                                                 (0.1)              -             10
Dilutive impact of 4.25% Exchangeable Bonds                                               (0.3)             22            110
                                                                                   ------------   ------------   ------------
Adjusted diluted, excluding exceptional items and goodwill amortisation                    27.9            892          3,198
Exceptional operating items (note 3(a))                                                  (10.9)          (347)              -
Exceptional non-operating items (note 3(b))                                               (3.1)           (99)              -
Exceptional financing charge (note 3(c))                                                  (1.0)           (31)              -
Exceptional tax credit (note 3(d))                                                          4.0            128              -
Exceptional minority interest (note 3(e))                                                 (0.9)           (28)              -
Goodwill amortisation                                                                     (3.2)          (102)              -
                                                                                   ------------   ------------   ------------
Diluted, including exceptional items and goodwill amortisation                             12.8            413          3,198
                                                                                    ===========    ===========    ===========

In respect of the year ended 31 March 2003, the potential ordinary shares related to the 4.25% Exchangeable Bonds are dilutive, as they would decrease earnings from continuing operations. Consequently, the diluted earnings per share are higher than basic earnings per share because of the effect of losses arising from discontinued operations.

5. Earnings per share and adjusted profit on ordinary activities before taxation (continued)

b) Reconciliation of adjusted profit on ordinary activities before taxation to basic profit on ordinary activities before taxation

Years ended 31 March                                                                                    2004             2003
                                                                                                       (GBP)m           (GBP)m
                                                                                                ============     ============
Profit on ordinary activities before taxation                                                          1,362              667
Exceptional operating items (note 3(a))                                                                  277              347
Exceptional non-operating items (note 3(b))                                                            (322)               99
Exceptional financing charge (note 3(c))                                                                   -               31
Goodwill amortisation                                                                                     99              102
                                                                                                ------------     ------------
Adjusted profit on ordinary activities before taxation                                                 1,416            1,246
                                                                                                ============     ============

6. Dividends

The National Grid Transco plc dividends for the year ended 31 March 2004 of 609m pounds (2003: 530m pounds) have been calculated on the basis of the number of National Grid Transco plc ordinary shares in issue and eligible for dividend, based on an ordinary interim dividend per share of 7.91p (2003: 6.86p) and the proposed final 2004 dividend per share of 11.87p (2003: 10.34p). Total dividend per share for the year ended 31 March 2004 was 19.78p (2003: 17.20p).

7. Reconciliation of operating profit to net cash inflow from operating activities before exceptional items

Years ended 31 March                                                                                    2004             2003
                                                                                                       (GBP)m           (GBP)m
                                                                                                ============     ============
Operating profit of Group undertakings                                                                 1,855            1,612
Group exceptional operating items                                                                        277              476
Depreciation and amortisation                                                                          1,117            1,088
Increase in working capital                                                                             (96)              (6)
Decrease in provisions                                                                                  (95)             (16)
                                                                                                ------------     ------------
Net cash inflow from operating activities before exceptional items                                     3,058            3,154
                                                                                                ============     ============

8. Reconciliation of net cash flow to movement in net debt

Years ended 31 March                                                                                    2004             2003
                                                                                                       (GBP)m           (GBP)m
                                                                                                ============     ============
Movement in cash and overdrafts                                                                           13               34
Net cash outflow from the management of liquid resources                                                  48              138
Decrease/(increase) in borrowings                                                                        426            (267)
                                                                                                ------------     ------------
Change in net debt resulting from cash flows                                                             487             (95)
Disposal of Group undertaking                                                                              -             (62)
Exchange adjustments                                                                                     534              593
Settlement of EPICs (note 3(b))                                                                          243                -
Other non-cash movements                                                                                (18)             (15)
                                                                                                ------------     ------------
Movement in net debt in the year                                                                       1,246              421
Net debt at start of year                                                                           (13,878)         (14,299)
                                                                                                ------------     ------------
Net debt at end of year                                                                             (12,632)         (13,878)
                                                                                                ============     ============

During the year ended 31 March 2004 certain cross-currency swaps were terminated and 209m pounds of cash was received. 61m pounds of this cash flow has been reported in the cash flow statement within the total of net cash outflow for returns on investments and servicing of finance amounting to (692)m pounds and 148m pounds has been reported within net cash inflow from financing. Termination of these cross-currency swaps also necessitated a retranslation of Euro denominated debt at new swapped rates amounting to (140)m pounds, which is reported within the net exchange adjustments of 534m pounds reported above.

9. Cash flows from discontinued operations

Included in the Cash Flow Statement are cash flows from discontinued operations as set
out below:                                                                                              2004             2003
                                                                                                       (GBP)m           (GBP)m
                                                                                                ============     ============
Net cash inflow/(outflow) from/(for) operating activities                                                  5             (70)
Net cash outflow for returns on investments and servicing of finance                                     (2)             (14)
Net cash outflow for taxation                                                                              -              (1)
Net cash outflow for capital expenditure and financial investment                                        (1)            (123)
Net cash outflow for acquisitions and disposals                                                            -              (3)
                                                                                                ------------     ------------
Net cash inflow/(outflow) before the management of liquid resources and financing                          2            (211)
                                                                                                ============     ============

10. Net debt

At 31 March                                                                                             2004             2003
                                                                                                       (GBP)m           (GBP)m
                                                                                                ============     ============
Cash and investments                                                                                     616              601
Short-term debt including bank overdrafts                                                            (1,706)          (2,246)
Long-term debt                                                                                      (11,542)         (12,233)
                                                                                                ------------     ------------
                                                                                                    (12,632)         (13,878)
                                                                                                ============     ============

11. Exchange rates

The Group's results are affected by the exchange rates used to translate the results of its US operations and US dollar transactions.  The US dollar to sterling exchange rates applied were:
                                                                                                        2004             2003
                                                                                                ============     ============
Closing rate applied at year end                                                                        1.83             1.58
Average rate applied for the year                                                                       1.68             1.59
                                                                                                ============     ============

12. Differences between UK and US Generally Accepted Accounting Principles ("GAAP")

Summarised financial statements on a US GAAP basis will be set out in the Annual Report and Accounts, and details of the principal differences between UK and US GAAP are shown below.

a)       Reconciliation of net income to US GAAP

The following is a summary of the material adjustments to net income that would have been required if US GAAP had been applied instead of UK GAAP.

Years ended 31 March                                                                                    2004             2003
                                                                                                       (GBP)m           (GBP)m
                                                                                                ============     ============
Net income under UK GAAP                                                                               1,099              391

Adjustments to conform with US GAAP
Elimination of Lattice pre-acquisition results, measured under UK GAAP                                     -              293
Merger costs                                                                                               -               32
Deferred taxation                                                                                       (24)                7
Pensions                                                                                                   7               35
Share option schemes                                                                                    (25)             (29)
Fixed assets - purchase of Lattice                                                                     (364)            (169)
Impairment of Advantica - goodwill and other intangible assets                                          (31)                -
Replacement expenditure (net of depreciation)                                                            383              166
Financial instruments                                                                                     82               40
Carrying value of EPICs liability                                                                      (226)                2
Severance and integration costs                                                                            -            (110)
Recognition of income                                                                                    (9)                2
Goodwill                                                                                                  99               70
Restructuring - purchase of Lattice                                                                        2               46
Share of joint ventures' adjustments                                                                       -             (27)
Other                                                                                                      5                2
                                                                                                ------------     ------------
Total US GAAP adjustments                                                                              (101)              360
                                                                                                ------------     ------------
Net income under US GAAP                                                                                 998              751
                                                                                                ============     ============
Basic earnings per share - US GAAP                                                                     32.5p            31.9p
Diluted earnings per share - US GAAP                                                                   32.4p            31.3p
                                                                                                ============     ============

12. Differences between UK and US Generally Accepted Accounting Principles ("GAAP") (continued)

(b) Reconciliation of equity shareholders' funds to US GAAP

The following is a summary of the material adjustments to equity shareholders' funds that would have been required if US GAAP had been applied instead of UK GAAP.

At 31 March                                                                                             2004             2003
                                                                                                                   (restated)
                                                                                                       (GBP)m           (GBP)m
                                                                                                ============     ============
Equity shareholders' funds under UK GAAP                                                               1,213            1,113

Adjustments to conform with US GAAP
Deferred taxation                                                                                    (1,868)          (1,593)
Pensions                                                                                             (1,069)          (1,800)
Ordinary dividends                                                                                       366              317
Tangible fixed assets - reversal of partial release of impairment provision                             (32)             (35)
Fixed assets - impact of Lattice purchase accounting and replacement expenditure                       7,318            7,243
Financial instruments                                                                                  (285)            (253)
Carrying value of EPICs liability                                                                          -              243
Severance liabilities                                                                                      3                3
Recognition of income                                                                                   (35)             (27)
Regulatory assets                                                                                        128              241
Goodwill - purchase of Lattice                                                                         3,820            3,829
Goodwill - other acquisitions                                                                            245              179
Restructuring - purchase of Lattice                                                                      (4)              (6)
Share of joint ventures' adjustments                                                                       -             (17)
Other                                                                                                     21             (11)
                                                                                                ------------     ------------
Total US GAAP adjustments                                                                              8,608            8,313
                                                                                                ------------     ------------
Equity shareholders' funds under US GAAP                                                               9,821            9,426
                                                                                                ============     ============